Mail Stop 4561

October 4, 2007

By U.S. Mail and Facsimile to 011 44131 626 0550

Mr. Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
P.O. Box 1000
Edinburgh, Scotland EH12 1HQ

      Re: **The Royal Bank of Scotland Group plc**
               Form 20-F for Fiscal Year Ended December 31, 2006
               Filed April 24, 2007
               File No. 001-10306

Dear Mr. Whittaker:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Accounting Branch Chief